Exhibit 99.4

LITHIUM AMERICAS CORP.        Security Class    Holder Account Number       Fold   Form of Proxy - Annual General Meeting to be held on June 26, 2019  This Form of Proxy is solicited by and on behalf of Management. Notes to proxy Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.  If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.  The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. This proxy should be read in conjunction with the accompanying documentation provided by Management.   Proxies submitted must be received by 1:00 pm, Pacific Time, on June 24, 2019.  VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Fold  To Vote Using the Telephone  Call the number listed BELOW from a touch tone telephone.  1-866-732-VOTE (8683) Toll Free To Vote Using the Internet  Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now.  If you vote by telephone or the Internet, DO NOT mail back this proxy.  Voting by mail  may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.  To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.  CONTROL NUMBER

Appointment of Proxyholder I/We being holder(s) of Lithium Americas Corp. hereby appoint(s): George Ireland, or failing him, John Kanellitsas, Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Lithium Americas Corp. to be held at the offices of Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, BC V6C 3E8, on June 26, 2019 at 1:00 pm, Pacific Time and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. Against Number of Directors To set the number of Directors at 9. Election of Directors George Ireland For Withhold John Kanellitsas For Withhold Jonathan Evans For Withhold Fold Gary Cohn 05. Fabiana Chubbs 06. Chaiwat Kovavisarach 07. Wang Xiaoshen08. Franco Mignacco09. Gabriel Rubacha Withhold Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. Against Approval of Equity Plan To consider, and if thought fit, pass an ordinary resolution, the full text of which is set forth in the Management Information Circular accompanying this Notice, to approve the unallocated entitlements under the Company’s equity incentive plan all as more particularly described therein. Against Approval of Equity Grants To consider, and if thought fit, pass an ordinary resolution, the full text of which is set forth in the Management Information Circular accompanying this Notice, to approve the issuance of certain equity incentive grants all as more particularly described therein. Approval of Project Investment To consider, and if thought fit, pass an ordinary resolution by holders of the Company’s common shares entitled to vote on such resolution in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and, to the extent necessary, in accordance with the requirements of the Toronto Stock Exchange, the full text of which is set forth on Schedule B in the management information circular accompanying this Notice, to approve the Project Investment, as such term is defined, and all as more particularly described, therein. Against Fold Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. W L  B  Q 2  9  6 2  2  3 A  R  1